RICHARD S. WHITESELL, JR.
Attorney and Counselor at Law
4501 Lorraine Avenue
Dallas, Texas 75205-3612
(214) 521- 4315
FAX (214) 521-4411
February 27, 2009
Securities and Exchange Commission
Judicial Plaza
450 5th Street, N.W.
Washington, D. C. 20549

Re:	Samarnan Investment Corporation 1940 Act File No. 811-2824
Dear Sirs:
On behalf of Samarnan Investment Corporation (the “Company”), there is transmitted herewith for filing pursuant to Rule 30b2-l(a) under the Investment Company Act of 1940, Form N-CSR to which there is attached as Exhibit 1 the Company’s Annual Report to Shareholders for the year ended December 31, 2008.
In the event you desire further information with respect to this filing, please contact the undersigned at the above address, FAX number or telephone number.
Very truly yours,
/s/ Richard S. Whitesell, Jr.
Richard S. Whitesell, Jr.
cc: Samarnan Investment Corporation